10300 North Central Expressway, Suite 104, Dallas, TX 75231
(O) 214.368.0200 (F) 214.368.0332

May 19, 2004

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Washington, D.C. 20549

  Re:
  Refocus Group, Inc., Application for Withdrawal
  of Form SB-2 Registration Statement (Commission File No. 333-108440)

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Refocus Group, Inc., a Delaware corporation (the "Company"), hereby applies for an Order granting the withdrawal of its registration statement on Form SB-2, Commission File No. 333-108440 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on September 2, 2003.

The Registration Statement was filed to register the resale of the following:

  (1)
  17,897,636 outstanding shares of Company common stock, $0.0001 par value per share; and

  (2)
  4,988,750 shares of Company common stock issuable upon the exercise of outstanding warrants to purchase Company common stock.

The Registration Statement is being withdrawn after discussions with, and at the recommendation of, the Commission. The Registration Statement was not declared effective and no shares were sold utilizing the Registration Statement.

Accordingly, we respectfully request that an Order granting the withdrawal of the Registration Statement be issued by the Commission.

If you have any questions regarding this application for withdrawal, please contact Mark A. Cox, Chief Financial Officer of the Company, at (214) 368-0200 or the Company's outside legal counsel, Robert W. Dockery of Jenkens & Gilchrist, a Professional Corporation, at (214) 855-4500.

Sincerely,
REFOCUS GROUP, INC, a Delaware corporation
	By:	/s/ MARK A. COX
	Name:	Mark A. Cox
	Title:	Vice President, Chief Financial Officer & Secretary
cc: Robert W. Dockery, Esq.